FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                05 December 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. November traffic statistics




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  05 December 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          November traffic statistics






TRAFFIC AND CAPACITY STATISTICS - November 2006

Summary of the headline figures


In November 2006, passenger capacity, measured in Available Seat Kilometres, was
0.7 per cent above November 2005. Traffic, measured in Revenue Passenger Kilometres, was lower by 0.8 per cent. This resulted in a passenger load factor down 1.0 points versus last year, to 72.2 per cent. The decrease in traffic comprised a 3.7 per cent increase in premium traffic and a 1.6 per cent decrease in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, decreased by
8.2 per cent.   Overall load factor fell by 0.3 points to 69.8 per cent.


Market conditions


Underlying market conditions are broadly unchanged, bookings are continuing to recover supported by common European carry on baggage standards and improved performance at Heathrow.


Strategic Developments


The airline has reached agreement in principle to sell the regional operation of its subsidiary airline BA Connect to Flybe.


The airline purchased American Airline's remaining stake in Iberia for approximately 19 million euros (or GBP13 million) taking BA's total share holding from some nine to ten per cent. The transaction is intended to preserve British Airways' two seats on the Iberia board.


BA unveiled its next generation business class cabin which offers greater comfort, more space and storage. It is part of an GBP100 million investment in the airline's products and services that includes its First Class cabin and the introduction of an on-demand in-flight entertainment system in every cabin across the longhaul fleet. The new Club World flat bed is 25 per cent wider with a unique 'z' bed position that extends to six foot six inches.


A ten year funding plan to tackle the GBP2.1billion deficit in the New Airways Pension Scheme (NAPS) was agreed in principle between BA and the trustees. It includes an increase in the company's one off cash injection from GBP500 - GBP800 million plus cash payments of GBP50 million for three years and an increase in annual contributions to over GBP250 million.


Following consultation with its trades unions the company proposed to increase its annual contributions to GBP272 million and offered staff the choice of a normal retirement age of 60 with increased staff contributions or retirement at 65 with a reduced pension.


Willie Walsh, chief executive, called for faster progress on plans to increase runway capacity at Heathrow airport. He urged the Government to set out a step-by-step timetable for the introduction of mixed mode operations and a short third runway, with clear deadlines for the necessary preparatory work by airport owner BAA and the Civil Aviation Authority.


British Airways announced a review of its uniform policy to examine ways in which the policy can be adapted to allow symbols of faith to be worn openly while remaining consistent with the British Airways brand and compliant with employment legislation.


A mini 'World Offers' sale to 36 popular long-haul destinations with savings of up to 53 per cent was announced.


New routes from London Gatwick to Port of Spain in Trinidad and Tobago, Dresden in Germany and Sarajevo in Bosnia and Herzegovina will start from March 2007. The airline signed a codeshare agreement with Caribbean Airlines on British Airways' services to Port of Spain, Barbados and Antigua.



                                      ends



December 5, 2006           129/KG/06




BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS


                                        Month of  November                    Financial year
                                                                            April through to Nov
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2006       2005       (%)            2006        2005        (%)
Passengers carried (000)
UK/Europe                        1747       1728      +1.1           16513       16320       +1.2
Americas                          525        570      -8.0            5184        5096       +1.7
Asia Pacific                      143        152      -5.6            1273        1263       +0.9
Africa and Middle East            321        281     +14.0            2311        1995      +15.8
Total                            2736       2732      +0.1           25281       24673       +2.5

Revenue passenger km (m)
UK/Europe                        1588       1514      +4.8           15676       15182       +3.3
Americas                         3512       3815      -7.9           34928       34212       +2.1
Asia Pacific                     1462       1560      -6.3           12956       12976       -0.2
Africa and Middle East           2203       1942     +13.4           15487       13442      +15.2
Total                            8764       8831      -0.8           79047       75813       +4.3

Available seat km (m)
UK/Europe                        2491       2470      +0.8           21220       21735       -2.4
Americas                         4871       4930      -1.2           44196       42623       +3.7
Asia Pacific                     1933       2074      -6.8           16362       16918       -3.3
Africa and Middle East           2851       2588     +10.1           20007       17525      +14.2
Total                           12145      12063      +0.7          101784       98801       +3.0

Passenger load factor (%)
UK/Europe                        63.7       61.3      +2.4 pts        73.9        69.9       +4.0 pts
Americas                         72.1       77.4      -5.3 pts        79.0        80.3       -1.3 pts
Asia Pacific                     75.6       75.2      +0.4 pts        79.2        76.7       +2.5 pts
Africa and Middle East           77.3       75.0      +2.3 pts        77.4        76.7       +0.7 pts
Total                            72.2       73.2      -1.0 pts        77.7        76.7       +1.0 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)              408        444      -8.2            3221        3252       -1.0
Total RTK                        1297       1325      -2.1           11185       10810       +3.5
Available tonne km (m)           1858       1890      -1.7           15677       15430       +1.6

Overall load factor (%)          69.8       70.1      -0.3 pts        71.3        70.1       +1.2 pts



Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.



Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.



                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                        Tel: +44 (0) 20 8738 694